Exhibit 99.1

CollPlant Biotechnologies Joins the United Nations Global Compact, The World’s Largest Corporate Sustainability Initiative

- As a new participant, the Company strengthens its commitment to operate sustainably and transition the regenerative and aesthetics medicine industry to sustainable alternatives -

REHOVOT, Israel, September 21, 2023, CollPlant Biotechnologies (NASDAQ: CLGN), a regenerative and aesthetics medicine company developing innovative technologies and products based on its non-animal-derived collagen for tissue regeneration and organ manufacturing, today announced that it has joined the United Nations Global Compact, the world’s largest initiative for sustainable and responsible corporate governance. As a new member of this voluntary leadership platform, CollPlant strengthens its commitment to operate sustainably as it is also producing sustainable alternatives to the regenerative and aesthetics medicine products and technologies that currently exist.

“CollPlant’s operational principles, as well as its development programs, reflect the Company’s sustainability mindset and broader mission of supporting and producing sustainable alternatives in the regenerative and aesthetics medicine industry,” commented Yehiel Tal, CEO of CollPlant. “The UN Global Compact is a leading, global-focused framework for elevating optimal Environmental, Social and Governmental (ESG) practices. We are honored to be a participant and join in the global effort to set worldwide standards and practices. We look forward to joining together with other sustainably minded companies around the world to further advance our shared goals of operating in an environmentally and socially conscious manner, as we also enact our sustainable values into practice by developing alternatives to animal tissue harvesting and animal testing for drug development.”

About the UN Global Compact Initiative

Launched in 2000, the UN Global Compact is the largest corporate sustainability initiative in the world, with more than 23,000 companies and 4,000 non-business signatories based in over 166 countries and more than 62 Local Networks. In addition to their commitment to The Ten Principles, which focus on areas like human rights, labor, environment and anti-corruption, UN Global Compact Participants also take action to further Sustainable Development Goals (SDGs).

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

In 2021 CollPlant entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market.

For more information about CollPlant, visit http://www.collplant.com.

Forward-Looking Statement

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward looking statements, including, but not limited to, the following: the Company’s history of significant losses, its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s ability to develop a printing solution for its breast implants program, or at all; the Company’s expectations regarding the timing and cost of commencing pre-clinical and clinical trials, or at all, with respect to tissues and organs which are based on its rhCollagen based BioInk, the breast implants under development and other products for medical aesthetics, or whether such trials will occur at all; the Company’s ability to obtain favorable pre-clinical and clinical trial results with respect to the foregoing trials; regulatory action with respect to rhCollagen based BioInk and medical aesthetics products including but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s regenerative breast implants, the bioprinting solution under development with its business partner, and other rhCollagen based products, in 3D bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations, including its partnership with AbbVie and its ability to receive milestone and royalties payments under the AbbVie agreement; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Eran@collplant.com

Investors:

LifeSci Advisors
John Mullaly
jmullaly@lifesciadvisors.com